Exhibit 99.2
FOR IMMEDIATE RELEASE – OCTOBER 16, 2008 – CALGARY, ALBERTA – PETROFLOW ENERGY LTD. (TSXV Symbol – PEF; AMEX Symbol – PED)
PETROFLOW ENERGY LTD. ANNOUNCES APPOINTMENT OF DIRECTOR
Petroflow is pleased to announce the appointment of Mr. David Elgie to the office of Director with the Company effective October 1, 2008. Mr. Elgie will also serve as a member of the Audit Committee and the Reserves Committee.
Mr. Elgie is a Professional Engineer and has 27 years of oil and gas experience, most recently as President and CEO of Cordero Energy, Inc. from May 2005 to September 2008. Prior to Cordero he served in senior executive positions with Resolute Energy Inc., Southward Energy Ltd. and Canadian Hunter Exploration Ltd. Mr. Elgie is the former Chairman of the Canadian Section of the Society of Petroleum Engineers. He is currently the Chairman of the Engineering Industry Advisory Council of the University of Calgary and is a board member of Norex Exploration Services, a publically traded seismic acquisition services firm. He has a degree in Chemical Engineering from the University of British Columbia.
For more information, please contact:
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
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for the adequacy or accuracy of this news release.